UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

Commission File Number: 001-36907

Hailiang Education Group Inc.

386, Jiefang Road

Diankou Town, Zhuji

Zhejiang Province, PRC 311814

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hailiang Education Group Inc.

By:	/s/ Ming Wang
Name:	Ming Wang
Title:	Chairman and Chief Executive Officer

Date: March 21, 2016

[Signature Page to Form 6-K]

Exhibit Index

Exhibit 99.1 – Press Release

Exhibit 99.1

Hailiang Education Reports Second Quarter Fiscal Year 2016 Financial Results

ZHUJI, China, March 21, 2016 — Hailiang Education Group Inc. (Nasdaq: HLG) (“Hailiang Education” or the “Company”), a provider of private K-12 educational services in China, today announced its unaudited financial results for the second quarter ended December 31, 2015.

Second Quarter Fiscal Year[1] 2016 (“Q2 FY16”) Financial Highlights

•	Revenue was RMB204.8 million (US$31.6 million), an increase of 33.5% from RMB153.4 million in the same quarter last year.

•	Gross profit was RMB57.4 million (US$8.9 million), compared with gross profit of RMB68.7 million in the same quarter last year; gross margin was 28.0% in the second quarter fiscal year 2016, compared with 44.8% in the same quarter last year.

•	Net profit was RMB50.2 million (US$7.8 million), compared with net profit of RMB65.1 million in the same quarter last year.

•	Basic and diluted profit per ADS were RMB2.03 (US$0.31)[2], compared with RMB2.85 in the same quarter last year.

Second Quarter Fiscal Year 2016 Operational Highlights

•	The number of students enrolled in the basic educational program was 16,362, an increase of 3.1% from 15,864 in the same quarter last year.

•	The number of students enrolled in the international program was 1,859, an increase of 38.0% from 1,347 in the same quarter last year.

“Our strong start to the school year continued in the second quarter with revenue increasing by 33.5% year-over-year to RMB204.8 million,” commented Mr. Ming Wang, Chairman and Chief Executive Officer of Hailiang Education. “Our return to profitability following the move to our new campus last quarter demonstrates the attractiveness of our unique learning environment and high-quality educational resources. With enrollment continuing to grow, especially in our international program, we will continue to evaluate strategic expansion opportunities.”

[1]	Fiscal year ending on June 30.
[2]	“ADS” refers to our American depository shares, each representing 16 ordinary shares of the Company, par value US$0.0001 each.

Financial Results for Second Quarter Fiscal Year 2016

The Company generally records a lower level of revenue from basic educational programs and international programs in the first quarter of a fiscal year compared to the other quarters of a fiscal year, due to the two-month summer vacation in July and August. However, during such periods, the Company continues to incur fixed costs and operating expenses associated with its operations. As a result, revenue, gross profit and net profit are generally lower during the first quarter of a fiscal year and the Company’s results of operations during such period are not directly comparable to other periods and are not indicative of future periods.

Revenue

Revenue was RMB204.8 million (US$31.6 million), an increase of 33.5% from RMB153.4 million in the same quarter last year and 104.7% from RMB100.1 million in the previous quarter. The year-over-year increase was due to an increase in the number of students enrolled and the associated tuition fees. The sequential increase resulted from the fact that no regular tuition revenue was recognized for the two-month summer vacation from July to August 2015.

Cost of Revenue

Cost of revenue was RMB147.4 million (US$22.8 million), an increase of 73.9% from RMB84.8 million in the same quarter last year and 36.8% from RMB107.7 million in the previous quarter. The increase was due to higher labor costs associated with the increased headcount and salary level of employees, student-related costs, and higher depreciation of leasehold improvement related to Hailiang Education Park, the Company’s new campus in Zhuji City, Zhejiang Province.

Gross profit and Gross Margin

Gross profit was RMB57.4 million (US$8.9 million), a decrease of 16.4% from RMB68.7 million in the same quarter last year. Gross margin was positive 28.0%, compared to positive 44.8% in the same quarter last year. The Company recorded a gross loss of RMB7.7 million in the previous quarter.

Operating Expenses

Operating expenses were RMB13.4 million (US$2.1 million), an increase of 58.0% from RMB8.5 million in the same quarter last year and a decrease of 62.8% from RMB36.2 million in the previous quarter. The Company’s operating expenses consist of selling expenses and administrative expenses.

Selling expenses were RMB1.4 million (US$0.2 million), an increase from RMB0.7 million in the same quarter last year and a decrease from RMB12.4 million in the previous quarter. The year-over-year increase was primarily due to the increase in student enrollment rewards and advertising costs. The sequential decrease was primarily due to higher recruiting and advertising costs associated with the start of the new school year in the previous quarter.

Administrative expenses were RMB12.0 million (US$1.9 million), an increase of 53.4% from RMB7.8 million in the same quarter last year and 44.1% from RMB8.3 million in the previous quarter. The increase was primarily due to higher labor costs associated with increased headcount and salary level of employees and professional service fees.

Net Finance Income

Net finance income was RMB1.9 million (US$0.3 million), a decrease of 13.0% from RMB2.2 million in the same quarter last year and 14.4% from RMB2.3 million in the previous quarter. The decrease in net finance income was primarily due to a decrease in the interest income derived from our term deposits.

Net Profit / (Loss)

Net profit was RMB50.2 million (US$7.8 million), a decrease of 22.8% from RMB65.1 million in the same quarter last year. We recorded a net loss of RMB41.6 million in the previous quarter.

Basic and Diluted Earnings / (Losses) per ADS

Basic and diluted earnings per ADS were RMB2.03 (US$0.31), compared with basic and diluted earnings per ADS of RMB2.85 in the same quarter last year and basic and diluted losses per ADS of RMB1.46 in the previous quarter.

Cash and Cash Equivalents

As of December 31, 2015, the Company had cash and cash equivalents of RMB411.0 million (US$63.4 million), compared to RMB233.4 million as of June 30, 2015.

Conference Call Information

Hailiang Education’s management will host an earnings conference call at 8:00 AM on March 21, 2016, U.S. Eastern Time (8:00 PM on March 21, 2016, Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

International:	1-412-902-4272
US Toll Free:	1-888-346-8982
Hong Kong Toll Free:	800-905945
China Toll Free:	4001-201203
Passcode:	Hailiang

Please dial in 15 minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following number until March 28, 2016:

International:	1-412-317-0088
US Toll Free:	1-877-344-7529
Passcode:	10082800

Additionally, a live and archived webcast of the conference call will be available at http://ir.hailiangedu.com.

Exchange Rate

This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.4778 to US$1.00, the noon buying rate in effect on December 31, 2015 as set forth in the H.10 Statistical Release of the Federal Reserve Board.

About Hailiang Education

Founded in 1995, Hailiang Education now operates three centrally managed schools through its PRC affiliated entities under the “Hailiang” brand in Zhuji City, Zhejiang Province, namely Zhuji Hailiang Foreign Language School, Zhuji Private High School, and Tianma Experimental School. Hailiang Education Park, the Company’s newest campus in Zhuji, was opened in September 2015 and represents Hailiang Education’s commitments in delivering comprehensive and high quality educational programs. Hailiang Education offers a variety of educational programs, including basic educational programs, international programs at the kindergarten, primary school, middle school, and high school levels, as well as courses designed for university-bound students studying for A-levels courses in the United Kingdom and SAT courses in the United States.

For more information, please visit http://ir.hailiangedu.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s business strategies and initiatives as well as the Company’s business plans; the Company’s future business development, results of operations and financial condition; expected changes in the Company’s revenue and certain cost or expense items; trends and competition in the education industry in China; general economic and business conditions in China; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Contact:

Mr. Bo Lyu

T: +86 575 8706-9788

ir@hailiangeducation.com

Mr. Christian Arnell

T: +86 10 5900-1548 in Beijing

carnell@ChristensenIR.com

Mrs. Linda Bergkamp

T: +1 480-614-3004

lbergkamp@christensenir.com

Hailiang Educational Group Inc.

Unaudited Condensed Consolidated Statements of Profit and Loss and Other Comprehensive Income

(In thousands, except per ADS data)

	For the Three Months Ended
	December 31, 2015		September 30, 2015	December 31, 2014
	RMB	USD(1)	RMB	RMB
Revenue	204,838	31,622	100,059	153,446
Cost of revenue	(147,418)	(22,758)	(107,738)	(84,775)

Gross profit / (loss)	57,420	8,864	(7,679)	68,671
Other income / (expenses)	4,275	660	10	2,655
Operating expenses
Selling expenses	(1,413)	(218)	(12,357)	(665)
Administrative expenses	(12,022)	(1,856)	(8,345)	(7,838)
Impairment loss of property and equipment	—	—	(15,454)	—

Total operating expenses	(13,435)	(2,074)	(36,156)	(8,503)

Operating profit / (loss)	48,260	7,450	(43,825)	62,823
Net finance income	1,944	300	2,270	2,235

Profit / (loss) before tax	50,204	7,750	(41,555)	65,058
Income tax expense	—	—	—	—

Profit / (loss) for the period	50,204	7,750	(41,555)	65,058
Other comprehensive income	1,916	296	4,090	—

Total comprehensive income / (loss)	52,120	8,046	(37,465)	65,058

Earnings / (losses) per ADS*
Basic and diluted earnings / (losses) per ADS	2.03	0.31	(1.46)	2.85

*	“ADS” refers to any of our American depository shares, each representing 16 ordinary shares.
(1)	The translation of RMB into US$ has been made at RMB6.4778 to US$1.00, the noon buying rate in effect on December 31, 2015 as set forth in the H.10 Statistical Release of the Federal Reserve Board.

Hailiang Educational Group Inc.

Unaudited Condensed Consolidated

Statements of Financial Position

(in thousands)

	As of December 31, 2015		As of June 30, 2015
	RMB	USD(1)	RMB
Assets
Property and equipment	739,071	114,093	181,677
Intangible assets and goodwill	80,735	12,463	81,209
Prepayments to third party suppliers	880	136	29,905
Prepayments to a related party supplier	10,280	1,587	268,000

Non-current assets	830,966	128,279	560,791

Other receivables due from related parties	431	66	224
Other current assets	1,436	222	3,122
Term deposits held at a related party finance entity	141,000	21,767	60,000
Cash and cash equivalents	411,013	63,449	233,379

Current assets	553,880	85,504	296,725

Total assets	1,384,846	213,783	857,516

Equity
Share capital	267	41	239
Share premium	133,273	20,574	18,628
Other reserve	1,753	271	—
Contributed capital	225,895	34,872	225,895
Translation reserve	6,053	934	47
Retained earnings	461,655	71,267	453,006

Total equity	828,896	127,959	697,815

Liabilities
Trade and other payables due to third parties	185,734	28,672	89,595
Other payables due to related parties	33,754	5,211	28,637
Deferred revenue	336,462	51,941	41,469

Current liabilities	555,950	85,824	159,701

Total liabilities	555,950	85,824	159,701

Total equity and liabilities	1,384,846	213,783	857,516

(1)	The translation of RMB into US$ has been made at RMB6.4778 to US$1.00, the noon buying rate in effect on December 31, 2015 as set forth in the H.10 Statistical Release of the Federal Reserve Board.